News Release

For immediate release

Gildan Activewear Reports Record Fourth Quarter Results for Calendar Year 2015
And Initiates Guidance for 2016
– Strong Fourth Quarter Unit Sales Volume Growth in Printwear and Branded Apparel Sales Up 12.4%
Compared to Last Year –
– Adjusted EPS of U.S. $0.28, Up 56% Compared to Previous Record in Fourth Calendar Quarter of 2013 –
– Adjusted EPS Guidance for 2016 of U.S. $1.50 – U.S. $1.60, Reflecting the Current Market Environment –
– 20% Increase in Quarterly Dividend –
– Initiation of Normal Course Issuer Bid To Repurchase Up To 5% of Company’s Issued and Outstanding Shares –

Montréal, Wednesday, February 24, 2016 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced record fourth quarter sales and earnings and in-line with the Company’s previously projected guidance, despite the impact of unseasonably warm weather and a weak holiday season in retail. The Company also initiated guidance, reflecting higher sales and earnings for 2016. In addition, the Company announced a 20% increase in the amount of its quarterly dividend and the initiation of a normal course issuer bid to repurchase up to approximately 5% of its issued and outstanding common shares.

Consolidated Results for the Three Months Ended January 3, 2016 (Fourth Calendar Quarter of 2015)

Consolidated net sales in the fourth quarter of calendar 2015, amounted to U.S. $543.8 million, up 39.2% from U.S. $390.6 million in the corresponding quarter of last year, reflecting an increase of 77.7% in Printwear segment sales and an increase of 12.4% in sales of Branded Apparel. Consolidated sales growth included the benefit of the non-recurrence of a $48 million distributor inventory devaluation discount which negatively impacted Printwear sales in the fourth quarter of calendar 2014. Excluding the distributor inventory devaluation discount in the prior year quarter, consolidated net sales in the quarter were up 24%. Consolidated net sales in the quarter were higher than the Company’s guidance of consolidated net sales in excess of U.S. $500 million mainly due to higher than anticipated Printwear unit sales volumes in T-shirts.

Net earnings in the fourth quarter of calendar 2015 were U.S. $67.6 million or U.S. $0.28 per share on a diluted basis, compared with a net loss of U.S. $41.2 million or U.S. $0.17 per share in the same quarter last year. Before reflecting restructuring and acquisition-related costs in the fourth calendar quarter of both years, Gildan reported adjusted net earnings of U.S. $68.9 million or U.S. $0.28 per share for the fourth quarter ended January 3, 2016 compared with an adjusted net loss of U.S. $37.6 million or U.S. $0.15 per share for the three months ended January 4, 2015.

Net earnings in the quarter reflected strong unit sales volume growth as well as lower SG&A expenses which resulted in strong operating margins in both segments, as further explained below under “Segmented operating results”. Adjusted net earnings per share (EPS) for the fourth calendar quarter were in-line with the Company’s EPS guidance of U.S. $0.28–U.S. $0.30 provided on November 12, 2015, as the impact of higher than anticipated Printwear sales was offset by product-mix, mainly due to a lower proportion of fleece sales, and a weak holiday season in retail which particularly impacted the sales of higher-valued retail products in national chains, department stores and sports specialty channels.

During the fourth calendar quarter of 2015, the Company generated approximately U.S. $100 million of free cash flow, after financing capital expenditures of U.S. $37 million. For calendar year 2015, the Company generated approximately U.S. $160 million of free cash flow after financing capital expenditures of approximately U.S. $230 million. Full year capital expenditures came in slightly below the Company’s previous projection of approximately U.S. $250 million, due to the re-timing of certain expenditures into 2016 to align with the Company’s capacity expansion plans. As of the end of the calendar year, both of the Company’s new yarn-spinning facilities in Salisbury, NC were essentially fully ramped-up and the ramp-up of ring-spun yarn production in the Mocksville, NC facility was running on plan. The Company ended the fiscal year with cash and cash equivalents of U.S. $50.7 million and outstanding bank indebtedness of U.S. $375.0 million.

Segmented Operating Results

Net sales for the Printwear segment for the three months ended January 3, 2016, amounted to U.S. $284.9 million compared to U.S. $160.3 million for the same quarter last year. Excluding the impact of the prior year distributor inventory devaluation discount, Printwear sales in the fourth calendar quarter of 2015 increased 37% compared to the same quarter last year. The increase was mainly due to strong unit sales volume growth in the U.S. and Canada, the acquisition of Comfort Colors and higher shipments in international markets, partially offset by unfavourable product-mix due to a lower proportion of fleece sales compared to last year and the negative impact of the decline of international currencies relative to the U.S. dollar. Unit sales volume growth in the U.S. continued to reflect the benefit of the pricing actions taken in December of 2014 and further penetration in the fashion basics and performance segments, including strong unit sales of Comfort Colors® products. In addition, unit sales volumes in the quarter reflected the impact of lower seasonal distributor inventory destocking compared to higher than normal distributor inventory destocking in the fourth calendar quarter of 2014.

In the fourth calendar quarter of 2015, the Printwear segment reported operating income of U.S. $62.8 million compared to an operating loss of U.S. $21.0 million in the corresponding quarter of the prior year, which reflected strategic pricing actions taken to lower printwear net selling prices in advance of anticipated cost savings from capital projects and lower cotton costs. The increase in operating profit in the fourth quarter of 2015 reflected the non-recurrence of the December 2014 distributor inventory devaluation discount as well as the impact of higher unit sales volumes, together with the benefit of manufacturing cost savings and lower cotton costs compared to the fourth calendar quarter of 2014. These positive factors were partially offset by the impact of unfavourable product-mix related to a lower proportion of fleece sales and unfavourable foreign currency exchange rates. The Company achieved Printwear operating margins in the quarter of 22.0%.

Net sales for Branded Apparel were U.S. $258.9 million, up 12.4% from U.S. $230.3 million in the fourth calendar quarter of last year reflecting increased sales in all product categories. Sales of underwear were up by more than 20%. With the retail distribution gains during the year, the Company doubled its retail door count for underwear, with Gildan® branded underwear selling in approximately 18,000 retail doors at the end of the year. The growth in Branded Apparel sales reflected an increase of 85% in Gildan® branded programs, including the impact of the conversion of private label programs, as well as strong sales of licensed brands which more than offset lower sales of private label and Gold Toe® branded products. While the Gold Toe® brand for men’s and women’s socks maintained its leading position within the department store and national chains channel, lower unit sales volumes of Gold Toe® branded socks in the quarter reflected the impact of the weak and highly promotional holiday period in this retail channel.

Operating income in Branded Apparel for the three months ended January 3, 2016, was U.S. $31.0 million, up significantly compared with U.S. $8.3 million in the fourth calendar quarter of 2014. Operating margins in the quarter were 12.0% compared to 3.6% a year ago. The significant improvement in Branded Apparel operating margins was mainly due to lower manufacturing and cotton costs. Branded Apparel operating margins also reflected an approximate 300 basis point improvement due to SG&A leverage and integration benefits from acquisitions. Further operating margin growth in Branded Apparel was constrained by unfavourable product-mix in the quarter due to a lower proportion of higher-valued product sales impacted by the weakness in the department store and national chains channel.

Year-to-date Sales and Earnings

Consolidated net sales revenues for the twelve months ended January 3, 2016 amounted to U.S. $2,568.7 million, up 11.7% from U.S. $2,299.2 million in calendar 2014 reflecting an increase of 12.1% in Printwear sales and sales growth of 11.1% in Branded Apparel. The net sales increase was primarily due to strong unit sales volume growth in both operating segments, the impact of the acquisitions of Doris and Comfort Colors and the non-recurrence of the Printwear distributor devaluation discount in the fourth calendar quarter of 2014. The positive effect of these factors was partially offset by lower Printwear net selling prices, the impact of the decline in foreign currencies relative to the U.S. dollar and unfavourable product-mix.

Net earnings for calendar 2015 were up 25.1% to U.S. $346.1 million or U.S. $1.42 per share on a diluted basis, compared to U.S. $276.7 million or U.S. $1.12 per share for calendar 2014. Before reflecting after-tax restructuring and acquisition-related costs in both years, adjusted net earnings for the twelve months ended January 3, 2016 amounted to U.S. $355.4 million or U.S. $1.46 per share compared to net earnings of U.S. $281.1 million or U.S. $1.14 per share in calendar 2014. The increase in net earnings was mainly due to increased unit sales volumes in both operating segments and higher operating profit margins, partially offset by higher income taxes and financial expenses. Operating margins for calendar 2015 were up 190 basis points compared to calendar 2014, mainly due to the impact of manufacturing cost savings from the Company’s capital investments and lower cotton costs, together with the non-recurrence of transitional manufacturing costs related to the integration of new retail products in 2014 and the distributor inventory devaluation discount in the fourth calendar quarter of 2014. The positive impact of these factors on operating margins was partially offset by lower net selling prices and unfavourable foreign currency exchange rates relative to the U.S. dollar and unfavourable product-mix.

Adjusted EBITDA for the 12 months ended January 3, 2016 of U.S. $504 million was in line with the Company’s guidance of adjusted EBITDA in excess of U.S. $500 million provided on November 12, 2015.

Fiscal 2016 Outlook

The Company’s 2016 guidance assumes the continuation of current retail and printwear market conditions. In this environment, the Company plans to leverage its competitive strengths and the benefits from its continued investment in manufacturing to reinforce its positioning in the markets in which it competes. The strategic pricing action taken in Printwear in the fourth calendar quarter of 2014 reinforced the Company’s leadership position and contributed to strong unit volume growth and further market share penetration in 2015. In 2016, the Company plans to continue to lower Printwear net selling prices in order to further enhance its product and brand positioning and drive further growth in the basics category and increased penetration in the fashion basics and performance categories.

For 2016 the Company is projecting adjusted EPS of U.S. $1.50 – U.S. $1.60 on a diluted basis, on projected consolidated net sales in excess of U.S. $2.6 billion, compared to adjusted EPS of U.S. $1.46 and consolidated net sales of U.S. $2,568.7 million for the twelve months ended January 3, 2016. Printwear sales in 2016 are projected to be in excess of U.S. $1.6 billion and Branded Apparel sales are projected to be in excess of U.S. $1.0 billion. Adjusted EBITDA for 2016 is projected to be approximately U.S. $545 – U.S. $570 million.

Compared to 2015, the projected increase in EPS in fiscal 2016 reflects projected unit sales volume growth in both operating segments, the benefit of manufacturing cost savings from the Company’s capital investments and lower cotton costs. These positive factors are projected to be partially offset by the impact of lower Printwear net selling prices, unfavourable product-mix and the negative effect of foreign currency exchange rates. In addition, the Company is projecting higher volume-driven SG&A expenses and increased income taxes due to a higher proportion of profits in Branded Apparel. The Company is assuming an income tax rate of approximately 5% in 2016.

For Printwear sales, the Company is assuming continued strong sell-through of printwear products from U.S. distributors to screenprinters and an approximate 20% increase in unit shipments in international printwear markets to be offset by the non-recurrence of distributor inventory re-stocking in 2015, lower net selling prices, unfavourable product-mix due to a lower proportion of fleece sales, and the negative effect of foreign currency exchange rates. Projected Branded Apparel sales in 2016 reflect the impact of the exit from certain private label programs totaling approximately U.S. $65 million. The remaining Branded Apparel core sales base of 2015 is projected to increase in the mid-teens range due to the annualized impact of new programs obtained in 2015 and increased shelf space gains and new retail programs.

Printwear operating margins are expected to remain stable compared to 2015. Branded Apparel margins are expected to improve compared to 2015, primarily from lower manufacturing and cotton costs, SG&A leverage and the benefit of acquisition synergies, notwithstanding continued investment in marketing and advertising. The positive impact of these factors is expected to be partially offset by unfavourable product-mix as weak retail market conditions, particularly in the department store and national chains, and sports specialty channels, are expected to continue to impact the sale of higher-valued retail products.

On the sales profile for the year, Printwear sales in the first quarter may be impacted by lower inventory restocking compared to the first quarter of 2015, although sell-through in the U.S. distributor channel is expected to be strong. Branded Apparel sales growth in the second half of the year is projected to be strong due to increased shelf space gains and new retail programs. In the first half of 2016, Branded Apparel sales growth is expected to be limited due to the impact of the exit from private label programs.

The Company continues to have significant growth opportunities in the overall Printwear business in North America and international markets and through the continued execution of its strategy to become a leading supplier of branded family apparel in the North American retail channel. The Company believes that it is well-positioned to capitalize on these attractive opportunities with its extensive vertically-integrated low-cost manufacturing infrastructure, the positioning of its products and brands and the strength of its financial position, which are expected to allow it to drive sales and earnings growth for the long-term.

Capital Expenditures and Use of Cash

The Company is projecting capital expenditures of approximately U.S. $200 million in 2016 primarily related to textile capacity expansion, the completion of its yarn-spinning manufacturing initiative and the expansion of sewing facilities to support growth. Projected investments in textile manufacturing in 2016 include expenditures towards the development of the new Rio Nance VI facility and the further expansion of existing facilities, including the Company’s facility in Bangladesh. Rio Nance VI will now be a larger facility with higher textile capacity than originally planned, in order to support growth in the North American printwear and retail markets. The expanded capacity from Rio Nance VI will support capacity requirements until textile capacity is developed in Costa Rica, which in light of the enlarged capacity plans for Rio Nance VI and other existing facilities, is not expected to be developed until after 2018.

As annual capital expenditures decrease with the completion of the Company’s yarn-spinning initiative and as EBITDA continues to grow, Gildan expects to continue to use its free cash flow to further increase its earnings potential and shareholder returns. Further, in order to ensure its balance sheet is being utilized effectively, the Company has set a target net debt leverage ratio of one to two times EBITDA. While Gildan’s priority for use of free cash flow is to continue to pursue complementary acquisitions that can enhance its organic growth strategy, Gildan management and the Board of Directors also believe providing for return of capital to its shareholders through dividends and share repurchase programs represents an appropriate use of the Company’s financial resources.

Increase in Quarterly Dividend and Initiation of Normal Course Issuer Bid

The Company’s Board of Directors has approved a 20% increase in the amount of the current quarterly dividend and has declared a cash dividend of U.S. $0.078 per share, payable on April 4, 2016 to shareholders of record on March 10, 2016. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Company’s Board of Directors has also approved the initiation of a normal course issuer bid (NCIB).  The Company has received approval from the Toronto Stock Exchange (TSX) to implement a normal course issuer bid to purchase for cancellation up to 12,192,814 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. As of February 19, 2016 the Company had 243,856,289 common shares issued and outstanding.

Gildan is authorized to make purchases under the bid during the period from February 26, 2016 to February 25, 2017 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the bid, Gildan may purchase up to a maximum of 169,767 shares daily through TSX facilities, which represents 25% of the average daily trading volume on the TSX for the most recently completed six calendar months. The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

Gildan management and the Board of Directors believe the repurchase of the common shares represents an appropriate use of the Company’s financial resources and that share repurchases under the NCIB will not preclude the Company from continuing to pursue complementary acquisitions. Gildan has not repurchased any of its outstanding common shares under a normal course issuer bid in the last twelve months.

Disclosure of Outstanding Share Data

As of February 19, 2016, there were 243,856,289 common shares issued and outstanding along with 1,895,145 stock options and 285,231 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Consolidated Financial Data - unaudited

(in US$ millions, except per share amounts or	Three months ended		Twelve months ended
otherwise indicated)	January 3, 2016	January 4, 2015	January 3, 2016	January 4, 2015
Net sales	543.8	390.6	2,568.7	2,299.2
Gross profit	144.8	42.8	687.4	582.3
SG&A expenses	72.8	79.6	308.4	292.9
Operating income (loss)	70.7	(40.3)	367.5	284.8
Adjusted EBITDA(1)	101.7	(15.2)	503.6	388.4
Net earnings (loss)	67.6	(41.2)	346.1	276.7
Adjusted net earnings (loss)(1)	68.9	(37.6)	355.4	281.1

Diluted EPS	0.28	(0.17)	1.42	1.12
Adjusted diluted EPS(1)	0.28	(0.15)	1.46	1.14

Gross margin	26.6%	11.0%	26.8%	25.3%
SG&A expenses as a percentage of sales	13.4%	20.4%	12.0%	12.7%
Operating margin	13.0%	(10.3)%	14.3%	12.4%

Cash flows from (used in) operating activities	133.8	(30.7)	384.4	244.7
Free cash flow(1)	99.3	(126.7)	159.0	(81.9)

As at			January 3, 2016	January 4, 2015
Inventories			851.0	887.4
Trade accounts receivable			306.1	220.8
Net indebtedness(1)			324.3	313.9
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Segmented Financial Data - unaudited

	Three months ended		Twelve months ended
(in US$ millions)	January 3, 2016	January 4, 2015	January 3, 2016	January 4, 2015
Segmented net sales:
Printwear	284.9	160.3	1,634.4	1,458.0
Branded Apparel	258.9	230.3	934.2	841.2
Total net sales	543.8	390.6	2,568.6	2,299.2

Segment operating income (loss):
Printwear	62.8	(21.0)	384.6	319.8
Branded Apparel	31.0	8.3	82.8	59.6
Total segment operating income (loss)	93.8	(12.7)	467.4	379.4
Corporate and other(1)	(23.1)	(27.6)	(99.9)	(94.6)
Total operating income (loss)	70.7	(40.3)	367.5	284.8
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results and business outlook today at 8:30 AM ET. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 41816351, or by live sound webcast on Gildan's website ("Investor Relations" section) at the following address: http://www1.gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting today at 11:00 AM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering passcode 41816351#, until Friday, March 25, 2016 at midnight, or by sound webcast on Gildan's website for 30 days following the live webcast.

The Company expects to file its 2015 Management’s Discussion and Analysis and its 2015 audited Consolidated Financial Statements with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission on February 25, 2016.

About Gildan

Gildan is a leading supplier of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. The Company sells its products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe®, Anvil® and Comfort Colors® brands and brand extensions, as well as the Secret®, Silks® and Therapy Plus™ brands. The Company also has the U.S. sock license for Under Armour®, and licenses for the Mossy Oak® and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, as well as in Europe, Asia-Pacific and Latin America. The Company also markets its products to a broad spectrum of retailers primarily in the U.S. and Canada. The Company also manufactures for select leading global athletic and lifestyle consumer brands.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin and the United States, and are strategically positioned to efficiently service the quick replenishment needs of its customers in the printwear and retail markets. Gildan has over 42,000 employees worldwide and is committed to industry-leading labour and environmental practices at all of its facilities. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to net sales, unit volume growth, net selling prices, product-mix, customer inventory and sell-through, new retail programs, cotton costs, manufacturing efficiencies, capital expenditures and capital expansion plans, manufacturing cost savings from capital investments, labour costs, foreign currency exchange rates, selling, general and administrative expenses, operating margins, adjusted EBITDA, free cash flow, income tax rate, earnings and earnings per share, the economic environment, inflation, and retail market conditions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial Risk Management”, “Critical Accounting Estimates and Judgments” and “Risks and Uncertainties” sections in our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing new product introductions, increasing capacity, implementing cost reduction initiatives, and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate, identify or react to changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;
•	the adverse impact of any current or future legal and regulatory actions; and
•	an actual or perceived breach of data security.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as adjusted EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in U.S.$ millions)	January 3, 2016	January 4, 2015	January 3, 2016	January 4, 2015
Net earnings (loss)	67.6	(41.2)	346.1	276.7
Restructuring and acquisition-related costs	1.3	3.6	11.3	4.8
Depreciation and amortization	29.8	21.5	124.9	98.8
Financial expenses, net	2.4	2.8	15.0	5.2
Income tax (recovery) expense	0.6	(1.9)	6.3	2.9
Adjusted EBITDA	101.7	(15.2)	503.6	388.4
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in U.S.$ millions, except per share amounts)	January 3, 2016	January 4, 2015	January 3, 2016	January 4, 2015
Net earnings (loss)	67.6	(41.2)	346.1	276.7
Adjustments for:
Restructuring and acquisition-related costs	1.3	3.6	11.3	4.8
Income tax recovery on restructuring and
acquisition-related costs	-	-	(2.0)	(0.4)
Adjusted net earnings (loss)	68.9	(37.6)	355.4	281.1

Basic EPS(1) (2)	0.28	(0.17)	1.43	1.14
Diluted EPS(1) (2)	0.28	(0.17)	1.42	1.12
Adjusted diluted EPS(1) (2)	0.28	(0.15)	1.46	1.14
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
(2) All earnings per share and share data reflect the effect of the two-for-one stock split which took effect on March 27, 2015.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Twelve months ended
(in U.S.$ millions)	January 3, 2016	January 4, 2015	January 3, 2016	January 4, 2015
Cash flows from (used in) operating activities	133.8	(30.7)	384.4	244.7
Cash flows used in investing activities	(34.5)	(96.0)	(329.2)	(428.3)
Adjustment for:
Business acquisitions	-	-	103.8	101.7
Free cash flow	99.3	(126.7)	159.0	(81.9)
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Total indebtedness and Net indebtedness

Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

	January 3,	January 4,
(in U.S.$ millions)	2016	2015
Long-term debt and total indebtedness	375.0	399.0
Cash and cash equivalents	(50.7)	(85.1)
Net indebtedness	324.3	313.9
Certain minor rounding variances exist between the consolidated financial statements and this summary.

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CONTACTS:

Investor Relations Sophie Argiriou, Vice-President, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Genevieve Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com